Filed by TCF Financial Corporation Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: TCF Financial Corporation SEC File No.: 001-10253 Date: February 20, 2019 Video Transcript A Conversation with Craig Dahl & Tom Shafer Bringing Together the Best of Both Banks February 19, 2019 (Craig Dahl, Chairman & CEO of TCF) What I’m really excited about is we're going to have the opportunity to take the best of both banks and that’s a very unique opportunity. Mergers of equals are very, very rare because they take two groups of companies and working together all on agreed upon strategies and that’s what’s going to be the exciting part. (Tom Shafer, CEO & President of Chemical Bank) I agree with that and it’s really powerful when you put the strengths of both organizations into this new company, it’s a significant Mid-West organization like we haven’t seen in a long time. (Craig) This is going to benefit all of the stakeholders. We’re talking about customers, employees ah communities, shareholders; that’s the other part of it. Everybody’s going to be behind it. What does this mean for employees? (Tom) I think this is a really exciting part of the story. As we bring you these companies together first of all think about the geographies that we’re in. So when you think about the scale of the organization, the markets we’re serving, the new products we’ll each have for each other is a significant opportunity. So you know creating an interesting, a vibrant career, the ability to develop talent and retain talent; this is a, this is a big step forward for our organization. (Craig) That’s one of the key things; there is not a lot of overlap. We keep using the word complimentary and it’s actually very, very fitting in this case. One plus one is going to be greater than two on the other side of this. 1 Page

The vast majority of our employees will not see changes to their daily habits and that’s a great opportunity for us. It's business as usual, taking care of their customers just as they did the day before the announcement. (Tom) When I take a look at the, the scale of the new organization, Detroit’s an, an important story but that’s not to take away from the other installations that we have. So you think of you know the Twin Cities, Chicago, Midland and other locations throughout our, our organization, they’re all going to play a critical roles. I don’t see a market we're not going to grow in. What will happen next? (Craig) Immediately after the announcement we went on the road meeting with investors and really telling the story to new organization. And we’ve gotten tremendous feedback already and showing great rapport ah as a management team. (Tom) One of the next steps is to identify the next leadership team. That’s important as we take a look at the new 45 billion dollar organization. Something that’s going to be very impactful to all of us though is, is naming the steering committee for the transition. This really gets the process started. It will be representative from both organizations and we’ll be making sure that we bring the best of both organizations quickly to the forefront as we design the new company. (Craig) On the other side of the integration process the first real hurdle is the regulatory approval. And so we’re going to be working hard on that and that’s probably six weeks from announcement when that will be filed with ah the appropriate parties. What do you want team members to take away? (Tom) I would say it’s really important to understand the enthusiasm I think both of us bring to this. You line up you know how do you find a partner to really move your companies dramatically forward? This has all the makings of a great integration and a great new company. (Craig) We’ve got a lot of excitement here. I mean being a 45 billon dollar organization, I’m really excited about going to market with this, ah defending our markets, adding new markets, bringing products together and team members are going to be the winners as well as our customers. 2 Page

(Tom) One of the other take away's is even with all the excitement of this announcement we’ve got to stay very focused on our customers making sure that we deliver 2019 just as we’ve planned. So one of the things I’m looking forward to is the joint road shows that ah Craig and I are going to be on. I’ll have a chance to meet TCF and Craig will have a chance to meet Chemical. And there will be somewhat intimate ah meetings where I hope you’ll show up and ask questions and learn more about the transaction and opportunity for us, for us to get to know each other. (Craig) And we really appreciate all the hard work the due diligence teams put in. It just reinforced our belief that we're expert in all of these areas and we're, we can’t wait to compete with any bank out there ah as we move forward. And I just want you to know I’m very honored to lead the new TCF and I just think this is a journey that we’re going to want to be on and we’re going to be winners on the other side. Cautionary Note Regarding Forward-Looking Statements This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Chemical and TCF with respect to their planned merger, the strategic benefits and financial benefits of the merger, including the expected impact of the transaction on the combined company’s future financial performance (including anticipated accretion to earnings per share, the tangible book value earn-back period and other operating and return metrics), and the timing of the closing of the transaction. Words such as “may,” “anticipate,” “plan,” “estimate,” “expect,” “project,” “assume,” “approximately,” “continue,” “should,” “could,” “will,” “poised,” and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are subject to risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks, uncertainties and assumptions, include, among others, the following: • the failure to obtain necessary regulatory approvals when expected or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); • the failure of either Chemical or TCF to obtain shareholder approval, or to satisfy any of the other closing conditions to the transaction on a timely basis or at all; • the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; • the possibility that the anticipated benefits of the transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy, competitive factors in the areas where Chemical and TCF do business, or as a result of 3 other unexpected factors or events; Page

• the impact of purchase accounting with respect to the transaction, or any change in the assumptions used regarding the assets purchased and liabilities assumed to determine their fair value; • diversion of management’s attention from ongoing business operations and opportunities; • potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; • the ability of either company to effectuate share repurchases and the prices at which such repurchases may be effectuated; • the outcome of any legal proceedings that may be instituted against Chemical or TCF; • the integration of the businesses and operations of Chemical and TCF, which may take longer than anticipated or be more costly than anticipated or have unanticipated adverse results relating to Chemical’s or TCF’s existing businesses; • business disruptions following the merger; and • other factors that may affect future results of Chemical and TCF including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms. Additional factors that could cause results to differ materially from those described above can be found in the risk factors described in Item 1A of each of Chemical’s and TCF’s Annual Report on Form 10-K filed with the SEC for the year ended December 31, 2017. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Chemical and TCF disclaim any obligation to update or revise any forward-looking statements contained in this report, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law. Important Additional Information and Where to Find It This communication is being made in respect of the proposed merger transaction between Chemical and TCF. In connection with the proposed merger, Chemical will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of Chemical and TCF and a Prospectus of Chemical, as well as other relevant documents regarding the proposed transaction. A definitive Joint Proxy Statement/Prospectus will also be sent to Chemical and TCF shareholders. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. A free copy of the Joint Proxy Statement/Prospectus, once available, as well as other filings containing information about Chemical and TCF, may be obtained at the SEC’s Internet site 4 (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Chemical by Page accessing Chemical’s website at http://www.chemicalbank.com (which website is not incorporated herein by reference) or from TCF by accessing TCF’s website at http://www.tcfbank.com (which website is not incorporated herein by reference). Copies of the Joint Proxy Statement/Prospectus, once available, can also be obtained, free of charge, by directing a request to Chemical’s Investor Relations at Investor Relations, Chemical Financial Corporation, 333 W. Fort Street, Suite 1800, Detroit, MI 48226, by calling (800) 867-9757 or by sending an e-mail to investorinformation@chemicalbank.com, or to TCF’s Investor Relations at Investor Relations, TCF Financial Corporation, 200 Lake Street East, EXO-02C, Wayzata, MN 55391, by calling (952) 745-2760 or by sending an e-mail to investor@tcfbank.com. Participants in Solicitation Chemical and TCF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Chemical and TCF shareholders in respect of the transaction described in the Joint Proxy Statement/Prospectus. Information regarding Chemical’s directors and executive officers is contained in Chemical’s Annual Report on Form 10-K for the year ended December 31, 2017, its Proxy Statement on Schedule 14A, dated March 16, 2018, and certain of its Current Reports on Form 8-K, which are filed with the SEC. Information regarding TCF’s directors and executive officers is contained in TCF’s Annual Report on Form 10-K for the year ended December 31, 2017, its Proxy Statement on Schedule 14A, dated March 14, 2018, and certain of its Current Reports on Form 8-K, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph. 5 Page